# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CompoSecure, Inc., CIK 0001823144
CUSIP: 20459V105
Title of class of securities: Class A Common Stock, $0.0001 Par Value per share
Address of issuer's principal executive offices: 309 Pierce Street, Somerset, New Jersey (NJ), 08873
Date of event which requires filing of this statement: 11/02/2025
Filed by CIK 0002037164
Persons authorized to receive notices and communications: Thomas R. Knott, c/o Resolute Compo Holdings LLC, 445 Park Avenue, Suite 5B, New York, New York (NY), 10022, (212) 256-8405

## Reporting persons
- Resolute Compo Holdings LLC (CIK 0002037164): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 49,290,409; sole dispositive power 0; shared dispositive power 49,290,409; aggregate amount beneficially owned 49,290,409 (39.4% of the class)
  Comment: Consists of 49,290,409 shares of Class A Common Stock, $0.0001 par value per share, issued by CompoSecure, Inc. (the "Class A Common Stock"), held of record by Resolute Compo Holdings LLC ("Resolute Compo Holdings").
  
  Row (13) is based upon 125,195,366 shares of Class A Common Stock that were outstanding as of October 30, 2025.
- Tungsten 2024 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 49,937,302; sole dispositive power 0; shared dispositive power 49,937,302; aggregate amount beneficially owned 49,937,302 (39.9% of the class)
  Comment: Consists of (i) 646,893 shares of Class A Common Stock held of record by Tungsten 2024 LLC ("Tungsten"), and (ii) 49,290,409 shares of Class A Common Stock held of record by Resolute Compo Holdings.
  
  Tungsten is the managing member of Resolute Compo Holdings, John Cote is the manager of Tungsten and Thomas Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Resolute Holdings, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings, and Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Tungsten.
  
  Row (13) is based upon 125,195,366 shares of Class A Common Stock that were outstanding as of October 30, 2025.
- Thomas R. Knott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 49,937,302; sole dispositive power 0; shared dispositive power 49,937,302; aggregate amount beneficially owned 49,937,302 (39.9% of the class)
  Comment: Consists of (i) 646,893 shares of Class A Common Stock held of record by Tungsten, and (ii) 49,290,409 shares of Class A Common Stock held of record by Resolute Compo Holdings.
  
  Tungsten is the managing member of Resolute Compo Holdings, John Cote is the manager of Tungsten and Thomas Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Resolute Holdings, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings, and Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Tungsten.
  
  Row (13) is based upon 125,195,366shares of Class A Common Stock that were outstanding as of October 30, 2025.
- John D. Cote: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,500,000; shared voting power 49,937,302; sole dispositive power 1,500,000; shared dispositive power 49,937,302; aggregate amount beneficially owned 51,437,302 (41.1% of the class)
  Comment: Consists of (i) 646,893 shares of Class A Common Stock held of record by Tungsten, (ii) 49,290,409 shares of Class A Common Stock held of record by Resolute Compo Holdings and (iii) 1,500,000 shares of Class A Common Stock held by Ridge Valley LLC.
  
  Tungsten is the managing member of Resolute Compo Holdings, John Cote is the manager of Tungsten and Thomas Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Resolute Holdings, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings, and Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Tungsten.
  
  Row (13) is based upon 125,195,366shares of Class A Common Stock that were outstanding as of October 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 Par Value per share
Name of issuer: CompoSecure, Inc.
Address of issuer's principal executive offices: 309 Pierce Street, Somerset, New Jersey (NJ), 08873
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") relates to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of CompoSecure, Inc., a Delaware corporation (the "Issuer") and amends the initial statement on Schedule 13D filed by the Reporting Persons on September 19, 2024 (the "Initial Statement" and, as amended by those certain Amendment No. 1 filed on November 29, 2024, Amendment No. 2 filed on February 14, 2025, and Amendment No. 3 filed on August 22, 2025, Amendment No. 4 filed on August 27, 2025, Amendment No. 5 filed on September 10, 2025 and this Amendment No. 6, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. This Amendment No. 6 is being filed to amend the Schedule 13D not to report any change in the number of shares of Class A Common Stock owned by any Reporting Person and solely to report the entry by certain Reporting Persons into certain agreements in connection with the announcement by the Issuer of the execution of the Transaction Agreements governing the Issuer's proposed Combination with Husky (each as defined below).

## Item 2. Identity and Background
Name of person filing: See Row (1) of each Reporting Person's cover page.
Residence or business address: The principal business office of the Reporting Persons is 445 Park Avenue, Suite 5B, New York, NY 10022.
Present principal occupation or employment: No change.
Criminal convictions in the last five years: No change.
Civil proceedings (securities laws) in the last five years: No change.
Citizenship: No change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented as specified in Appendix A.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 6, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended and restated to read in its entirety as found in Appendix A.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated to read in its entirety as found in Appendix A.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 2, 2025, the Issuer and certain of its subsidiaries entered into a Share Purchase Agreement (the "Transaction Agreement") with Husky Technologies Limited ("Husky"), Platinum Equity Advisors, LLC ("Platinum Equity"), certain entities affiliated with Platinum Equity and certain members of Husky management. Under the terms of the Transaction Agreement, the Issuer will combine with Husky (the "Combination"). Concurrently with the execution of the Transaction Agreement, the Issuer entered into purchase agreements with certain investors named therein, pursuant to which the Company agreed to issue and sell to such investors shares of Class A Common Stock (the "Private Placements," and together with the Combination, the "Transactions"). The closing of the Transactions is subject to satisfaction or waiver of certain closing conditions, including the approval of a majority of the votes cast by holders of Class A Common Stock of the issuance of the shares of Class A Common Stock in the Transactions (the "Stock Issuance").

In connection with the Transaction Agreement, the Issuer entered into a Voting Agreement (the "Voting Agreement") with entities affiliated with Platinum Equity, Resolute Compo Holdings, Tungsten and Ridge Valley LLC (collectively, the "Voting Stockholders"), pursuant to which the Voting Stockholders have agreed, among other things, to vote all of their shares of Class A Common Stock in favor of the Company Stock Issuance. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, which is attached hereto as Exhibit 10, and is incorporated by reference herein.

Additionally, concurrently with the execution of the Transaction Agreement, Resolute Compo Holdings entered into a Lock-Up Agreement with the Issuer pursuant to which Resolute Compo Holdings and its affiliates, including the Reporting Persons, will be subject to a lock-up period of 365 days following the closing date of the Combination, subject to customary exceptions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10: Voting Agreement, dated as of November 2, 2025, by and among certain entities affiliated with Platinum Equity, Resolute Compo Holdings LLC, Tungsten 2024 LLC, Ridge Valley LLC and CompoSecure, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 4, 2025).

## Signatures
- Resolute Compo Holdings LLC: /s/ John D. Cote, John D. Cote, Manager of Tungsten 2024 LLC, its managing member (11/04/2025)
- Tungsten 2024 LLC: /s/ John D. Cote, Manager (11/04/2025)
- Thomas R. Knott: /s/ Thomas R. Knott, Thomas R. Knott (11/04/2025)
- John D. Cote: /s/ John D. Cote, John D. Cote (11/04/2025)